Paul, Hastings, Janofsky & Walker LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, CA  94105-3441
telephone (415) 856-7000
facsimile (415) 856-7100
www.paulhastings.com

October 29, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds - File Nos. 33-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on October 25, 2010 by Ms. Patricia Williams of the Commission’s staff with respect to the Registrant’s Post-Effective Amendment No. 41 filed on August 27, 2010.  Changes to the Registrant’s disclosure in response to those comments are reflected in its Post-Effective Amendment No. 42 filed on or about October 29, 2010.

Those comments are repeated below and organized in the same fashion as presented by Ms. Williams.

1.	Comment: Please delete the strategy headers (e.g., “Asia Growth and Income Strategies”, “Asia Growth Strategies”, etc.) on the top of the first page of each Fund summary.

Response:  The text is part of the fund graphic and design used on pages in each summary in the non-EDGAR version of the prospectus and is not part of the text sections for the required items in the summary.  For that reason, the Registrant declines to make this change.

2.
Comment:  For the Asian Growth and Income Fund and the Pacific Tiger Fund, please explain why “where it is organized” and “other factors” subject the Funds to the economic risks and fortunes of the Asian region under Principal Investment Strategies.

Response:  The organizational jurisdiction and other factors are utilized to determine whether a company is considered within Asia or the Pacific region, and therefore are reasonable factors in determining whether the fund will invest in such companies.  For example, legal and regulatory considerations in organizing a company also can affect a company on an on-going basis, and those factors are often tied to the economic condition of a country because of governmental and regulatory activities in response to economic conditions.

Securities and Exchange Commission
October 29, 2010

3.	Comment: For all Funds, please provide greater specificity regarding the “Risks Associated with Emerging Markets” under Principal Risks in each Fund summary.

Response:  Comment accepted and deferred.  As identical risk disclosure language is utilized in the Registrant’s other prospectus, it is not practical to effect revisions to that section for each Fund summary at this time.  The Registrant hereby undertakes to make appropriate revisions upon the next amendment of its registration statement in a manner to conform disclosure in both prospectuses.

4.	Comment: For all Funds, please explain why “Convertible Securities” is listed as a Principal Risk but is not listed as a Principal Investment Strategy in each Fund summary.

Response:  Convertible Securities are listed under the Principal Investment Strategy and Principal Risks for Asian Growth and Income Fund, Asia Dividend Fund, China Dividend Fund, Asia Pacific Fund and India Fund.  None of the other funds mention convertible securities in the fund summary as either a strategy or risk.

5.	Comment: For each Fund except China Dividend Fund, please note that past performance both before and after taxes is not a prediction of future results.

Response:  Comment accepted.  The disclosure has been revised accordingly.

6.	Comment: For the Asian Growth and Income Fund, please provide additional disclosure regarding the MSCI All Country Far East ex Japan Index as required by Instruction 2(b) to Item 4 of Form N-1A.

Response:  Comment accepted.  Footnote has been revised to comply with Instruction 2(b) – Table to Item 4 of Form N-1A.

7.	Comment: For the Asia Dividend Fund, please delete any references to the sidebar.

Response:  Comment accepted.

8.	Comment: Please state whether the Investment Objectives of the Funds listed on page 55 of the prospectus are fundamental to each Fund.

Response:  Comment accepted.  The disclosure has been clarified.

9.	Comment: Please identify the location of the portfolio holdings disclosure as required by Item 9(d) of Form N-1A.

Response:  Please see the disclosure under the heading “Disclosure of Portfolio Holdings” in “Investing in Matthews Asia Funds” on page 72 of the prospectus.

Securities and Exchange Commission
October 29, 2010

10.
Comment:  Please note in the first table under “Management of the Funds” in the Statement of Additional Information that the information provided under “Other Trusteeships/ Directorships (number of portfolios) Held by Trustee” is for the last five (5) years.

Response:  Comment accepted.  The disclosure has been revised accordingly.

11.	Comment: Please provide more specific disclosure under “Information about Each Trustee’s Qualifications, Experience, Attributes or Skills”.

Response:  Comment accepted and deferred.  Given the very short amount of time available until the filing and printing deadlines for this Post-Effective Amendment, it was not practical to effect significant revisions to that section.  The Registrant hereby undertakes to make appropriate revisions upon the next amendment of the registration statement.

*     *     *     *     *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

 cc:  Matthews International Capital Management, LLC